SUN CAPITAL ADVISERS TRUST
Secretary's Certificate

    I, Maura A. Murphy, Secretary of Sun Capital Advisers Trust (the "Trust"), certify that the following is a true and correct copy of a vote adopted by the Board of Trustees of the Trust, on October 12, 2006, and that such vote has not been amended, modified or rescinded and is in full force and effect on the date hereof:

    RESOLVED, that the action of the Treasurer of the Trust, in extending the term of the Trust's existing Fidelity Bond issued by
Continental Casualty Company, a subsidiary of CNA Insurance
Companies, from October 1, 2006 to October 1, 2007 in consideration of an annual premium of $1700 be, and it hereby is, approved, ratified and confirmed.

    FURTHER RESOLVED, that upon review and due consideration of all relevant factors the form of Fidelity Bond issued by Continental
Casualty Company, a subsidiary of CNA Worldwide, under which the
Trust (including each of its series) will be insured effective as of October 1,
2006, and the amount thereof, namely coverage up to $3 million for any larceny or embezzlement committed by any Covered Person hereby is determined to be reasonable and is hereby approved.

    FURTHER RESOLVED, that in the event recovery is received under such Fidelity Bond as a result of a loss sustained by a Fund and one or more other Funds, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the Investment Company Act of 1940.

IN WITNESS WHEREOF, I have hereunto set my hand this 24th day of October, 2006.

                                            /s/ Maura A. Murphy
                                            Maura A. Murphy
                                            Secretary